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             Nuveen Missouri Dividend Advantage Municipal Bond Fund
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                December 2, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nuveen Missouri Dividend Advantage Municipal Bond Fund (CIK: 0001097669) Request for Withdrawal of Registration Statement on Form N-2
     File Nos. 333-49252, 811-10195

Ladies and Gentlemen:

     On November 3, 2000, Nuveen Missouri Dividend Advantage Municipal Bond Fund (the "Registrant") filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of Nuveen Missouri Dividend Advantage Municipal Bond Fund (accession number 0000950131-00-006063). The registration statement has not yet become effective.

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for Nuveen Missouri Dividend Advantage Municipal Bond Fund.

                                      Sincerely,

                                      Nuveen Missouri Dividend Advantage
                                      Municipal Bond Fund
                                      (Registrant)


                                      By: /s/ Jessica R. Droeger
                                          --------------------------------------
                                          Jessica R. Droeger
                                          Vice President and Secretary